Exhibit 99.1

Ku6 Media Announces Receipt of Non-Binding Proposal to Acquire the Company

BEIJING, China, February 1, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated February 1, 2016 (the “Proposal”) from Shanda Interactive Entertainment Limited, the controlling shareholder of the Company (the “Proposing Buyer”). According to the Proposal, the Proposing Buyer proposed to acquire the Company in a “going private” transaction for US$0.0108 per ordinary share, or US$1.08 per American depositary shares (each representing 100 ordinary shares) (each an “ADS”). Based on the offer price, the Proposal values the Company at approximately US$51.5 million in fully enlarged equity value. According to the Proposal, the offer price represents a premium of 54% over the closing price of the Company’s ADSs on January 29, 2016, a premium of 42% over the average closing price of its ADSs during the last 30 trading days and a premium of 52% over the average closing price of its ADSs during the last 60 trading days.

As of February 1, 2016, the Proposing Buyer beneficially owned, in the aggregate, approximately 69.9% of the Company’s outstanding shares.

According to the Proposal, the proposed transaction is intended to be financed with cash at hand of the Proposing Buyer. The Proposing Buyer’s proposal letter states that its proposal constitutes only a preliminary indication of its interest and is subject to negotiation and execution of definitive agreements relating to the proposed transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Board is reviewing and evaluating the Proposing Buyer’s Proposal, and the Company expects that the Board will form a special committee consisting of independent directors to evaluate and, if appropriate, negotiate the Proposal and to consider other strategic options available to the Company.

The Company cautions its shareholders and others considering trading its securities that the Board has just received the proposal letter and has not made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by the Proposing Buyer or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

According to the proposal letter, Davis Polk & Wardwell is acting as U.S. counsel to Shanda Interactive Entertainment Limited.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6

Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

At the Company:

Ms. Wendy Xuan

Investor Relations Manager

Telephone: +86 10 5758 6819

ir@ku6.com

Investor Relations:

The Equity Group Inc.

Ms. Katherine Yao,

Senior Associate

Telephone: +86 10 6587 6435

kyao@equityny.com